UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 1)*

Surge Global Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

86880 T 10 0
(CUSIP Number)

April 19, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

CUSIP No. 86880 T 10 0	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Gemini Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,215,360

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,215,360

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,215,360

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86880 T 10 0	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Gemini Strategies, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,215,360

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,215,360

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,215,360

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86880 T 10 0	13G	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Steven Winters

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,215,360

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,215,360

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,215,360

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86880 T 10 0	13G	Page 5 of 6 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of Surge Global Energy, Inc. beneficially owned by the Reporting Persons specified herein as of April 26, 2007 and amends and supplements the Schedule 13G dated December 8, 2006 and filed by the Reporting Persons on December 11, 2006 (“Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 3,215,360 shares

Subject to the Ownership Limitation (defined below), the Reporting Persons own a total of 7,108,108 shares of Common Stock, including (i) 3,108,108 shares of Common Stock into which a Convertible Note Due May 1, 2008 with an outstanding principal balance of $1,150,000 is convertible (“Convertible Note”), which Convertible Note was issued to Gemini Master Fund, Ltd. (“Gemini”) in consideration, in part, for the exchange of 2,000,000 shares of Common Stock previously issued to Gemini, (ii) 2,000,000 shares of Common Stock issuable upon exercise of a Warrant issued to Gemini on or about November 28, 2006 having an exercise price of $0.60 (“Purchase Warrant”), and (iii) 2,000,000 shares of Common Stock issuable upon exercise of a Warrant issued to Gemini on or about November 28, 2006 having an exercise price of $0.50 (“Additional Warrant”).

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which Gemini’s Convertible Note, Purchase Warrant and Additional Warrant are convertible and exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons’ beneficial ownership to exceed the Ownership Limitation.

Therefore, in accordance with the Ownership Limitation, the Reporting Persons, based upon 28,970,430 shares of common stock outstanding, beneficially own 3,215,360 shares of Common Stock and disclaim beneficial ownership of 3,892,748 shares of Common Stock as of April 26, 2007.

(b)	Percent of Class: 9.99%

Based upon 30,970,430 shares of Common Stock outstanding as of April 13, 2007 less 2,000,000 shares of Common Stock surrendered to the issuer by Gemini as of April 19, 2007 plus the shares of Common Stock issuable upon conversion of the Convertible Note and exercise of Purchase Warrant and Additional Warrant.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,215,360

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,215,360

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86880 T 10 0	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 26, 2007

GEMINI MASTER FUND, LTD.
By:	GEMINI STRATEGIES, LLC, as investment manager

By: /s/ Steven Winters
Name: Steven Winters
Title: Managing Member

GEMINI STRATEGIES, LLC

By: /s/ Steven Winters
Name: Steven Winters
Title: Managing Member

/s/ Steven Winters
Steven Winters